Exhibit 3.1

ACTION by UNANIMOUS WRITTEN CONSENT
of the
BOARD of DIRECTORS

of

TRIANGLE MULTI-MEDIA LIMITED. INC.

August 17, 2007

The undersigned being all of the members of the Board of Directors of TRIANGLE MULTI-MEDIA LIMITED INC., a Washington corporation (the "Company"), hereby take the following actions pursuant to the Laws of the State of Washington and adopt the following resolutions by written consent in lieu of a meeting, effective as of August 17, 2007:

WHEREAS. Pursuant to the Laws of the State of Washington and the Company's Bylaws, the Board of Directors has the power to amend the Company's Articles of Incorporation; and

WHEREAS, the Board of Dirertors has determined it to be in the best interest of the Compnay and its stockholders to amend  and restate the Company's Articles of Incorporation in their entirety,

NOW THEREFORE, BE IT RESOLVED, that the Amended and Restated Articles of Incorporation of the Company, in the form attached hereto as Exhibit A. are hereby adopted and approved as the Article of incorporation of the Company.

RESOLVED FURTHER, that the officers of the Company are hereby authorized to execute all documents and to take any other action as may be necessary or advisable to carry out the above resolution.

RESOLVED FURTHER, that all acts and deeds heretofore done by any officer or director of the Company intended to carry out the intent of the foregoing resolutions are hereby ratified and approved.

IN WITNESS WHEREOF, THE UNDERSIGNED. ALL OF THE MEMBERSOF THE BOARD OF DIRECTORS OF THE COMPANY, HEREBY EXECUTE THIS UNANIMOUS WRITTEN CONSENT AS OF THIS 17TH DAY OF AUGUST, 2007.

DIRECTORS

FILED
SECRETARY OF STATE
SEP 2 57007
STATE OF WASHINGTON

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
TRIANGLE MULTIMEDIA LIMITED, INC.

FIRST:	The name of the corporation is TRIANGLE MULTIMEDIA LIMITED, INC.

SECOND:	The registered office in the State of Washington is located at 202 Phoenix Street NE, Olympia, Washington 98506. The Registered Agent in charge thereof is Incorporation Services, Inc.

THIRD:	The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of the State of Washington-

FOURTH	Section 1.The total number of shares of all classes of stock which the corporation shall have authority to issue is 100,000.000, of which 75,000,000 shares shall be Common Stock with a par value of $0.001 per share, and 25,000,000 shares shall be Serial Preferred Stock with a par value of $0.001 per share.

Section 2.The holders of the Common Stock are entitled at all times to one vote for each share and to such dividends as the Board of Directors may in its sole discretion, from time to time, legally declare, subject, however to the voting and dividend rights, if any, of the holders of the Serial Preferred Stock. In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation after the payment of all debts and necessary expenses, subject, however, to thc rights of the holders of the Serial Preferred Stock then outstanding, if any, shall be distributed among the holders of the Common Stock pro rata in accordance v/itn their respective holdings. The Common Stock is subject to all of the terms and provisions of the Serial Preferred Stock as fixed by the Board of Directors as hereinafter provided.

Section 3.The Serial Preferred Stock may be issued, from time to time, in one or more series with such distinctive serial designations as the Board of Directors may establish and such Serial Preferred Stock; (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time or times and at such prices; (c) may be entitled to receive dividends (wiich may be cumulative or non-cumulative) at such rate or rates, on such conditions, and at such times and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (d) may have such rights upon the dissolution of, or upon any distribution of the assets of the Corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation, at such price or prices or at such rates of exchange, and with such adjustments; and (f) shall have such other relative, participating, optional or special rights, qualifications, limitations or restrictions thereof, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the issuance of such Serial Preferred Stock from time to time adopted by the Board of Directors pursuant to the authority to do so which is hereby vested in the Board.

FIFTH:	The Corporation is to have perpetual existence.

SIXTH:	The shares of all classes of stock of this corporation shall be non-assessable.

SEVENTH
The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, and the Directors need not be elected by ballot unless required by the Bylaws of the corporation.

EIGHTH:
In furtherance and not in limitation of the powers conferred by the laws of the State of Washington, the Board of Directors shall have the power to adopt, amend, repeal, or otherwise alter the Bylaws of the Corporation without any action on the part of the stockholders provided, however, that the grant of such power to the Board of Directors shall not divest the stockholders of nor limit their power to adopt, amend, repeal or otherwise alter the Bylaws.

NINTH:
The Corporation reserves the right to adopt, repeal, rescind or amend in any respect any provisions contained in these Articles of Incorporation in the manner now or hereafter prescribed by the laws of Washington, and all rights conferred on stockholders herein are granted subject to this reservation.

TENTH:
A Director of the Corporation shall, to the fullest extent permitted by the Laws of the State of Washington as it now exists or as it may hereafter be amended, not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. Neither any amendment nor repeal of this Article Tenth, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article Tenth, shall eliminate or reduce the effect of this Article Tenth in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article Tenth, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ELEVENTH:
To the fullest extent permitted by the Laws of the State of Washington a Director or Officer of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an Officer or Director.